ATLATSA ANNOUNCES RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2014

Record quarterly performance driven by improved underground mining performance, better operating efficiencies and improved mining flexibility

Third quarter 2014 operational and financial highlights:

  The Bokoni Mine achieved best quarterly production volume since 2006

  Revenue increased 30.0% to $70.4 million

  On-mine EBITDA* increased 8.5% to $11.3 million

  Cash generated by operations improved 31.2% to $9.7 million

  Total tonnes milled increased 9.8% to 479,378

  4E PGM** ounces produced increased 17.7% to 56,025

  No fatalities, however disappointing safety performance with lost-time injury frequency rate (“LTIFR”) at 1.01 per 200,000 hours worked

November 14, 2014 Atlatsa Resources Corporation (”Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three months ended September 30, 2014. This release should be read together with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 (the “Consolidated Financial Statements”) and related Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) filed on www.sec.gov and www.sedar.com, which are also available at www.atlatsa.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

* EBITDA means earnings before net finance expense, income tax, depreciation and amortization. EBITDA is not a recognized measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income (loss).
** 4E PGM means platinum group metals, comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina, Head: Investor Relations	Charmane Russell	Melanie de Nysschen
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816

Harold Motaung, Chief Executive Officer of Atlatsa, said, “Atlatsa has achieved a record quarterly performance, its best since 2006, driven by the increased tonnes milled and PGM ounces produced. This operational achievement was further supported by the 14% increase in average Rand PGM basket price realised and the 8% depreciation of the South African Rand against the US dollar during the quarter. The Company was able to generate cash from its operations, increase EBITDA and significantly reduce the group’s net loss after tax, whilst still maintaining the Bokoni Mine’s ramp-up profile at its two key underground development shafts. Stakeholder engagement, capital discipline, cost management and efficiency improvements remain key focus areas for Atlatsa.”

“Despite our strong operational and financial results, we are disappointed by our safety performance. The safety of our employees and community members remains of paramount importance to our operations and we urge our employees and contractors to remain vigilant in following safety procedures.”

Atlatsa is pleased to announce that operations at the western section of the Klipfontein opencast mine resumed on November 3, 2014, and will continue to supplement the underground ore concentrator feed until the new generation Brakfontein and Middelpunt Hill operations ramp-up to steady state.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the quarter ended September 30, 2014.

Operating results		Q3 2014	Q3 2013	% change
Tonnes delivered	t	544,654	451,146	20.7
Tonnes milled	t	479,378	436,785	9.8
Recovered grade	g/t milled, PGM	3.8	3.5	7.4
PGM oz produced	oz	56,025	47,611	17.7
UG2 milled to total milled	%	32.3	32.4	(0.2)
Primary development	metres	2,654	3,407	(22.1)
Capital expenditure	$m	8.0	12.5	(36)
Operating cost/tonne milled*	ZAR/t	1,195	1,105	(8.1)
Operating cost/PGM oz*	ZAR/PGM oz	10,224	10,140	(0.8)
Lost Time Injury Frequency Rate (LTIFR)	Per 200,000 hours worked	1.01	0.43	(135)

Financial summary
Expressed in Canadian Dollars (000’s)	Q3 2014	Q3 2013	% change
Revenue	70,389	54,165	30.0
Cash operating costs*	(60,010)	(49,244)	(21.9)
Cash operating profit	10,379	4,921	110.9
Cash operating margin	15%	9%	66.7
EBITDA**	10,586	7,531	40.6
Loss for the period	(560)	(15,455)	96.4
Loss attributable to Atlatsa shareholders	(520)	(12,880)	96.0
Basic and diluted loss per share – cents	(0.00)	(0.03)	100.0

*Management continued to build up stockpile during Q3 2014 to the value of $6.8 million, the cost of which has been excluded from the costs above. Cash operating costs represent all on-mine production and processing costs, excluding depreciation charges.

** The Company recognised a fair value adjustment loss of $0.4 million during Q3 2014, compared to a fair value adjustment gain of $5.4 million for Q3 2013.

Safety

Bokoni Mine’s LTIFR increased to 1.01 per 200,000 hours worked during the quarter. Two Section 54 safety stoppages were imposed by the South African Department of Mineral Resources (DMR) at the Brakfontein and Vertical shaft operations, resulting in a loss of six operating shifts. The disappointing safety performance was largely attributable to non-adherence to safety standards and procedures by new contractors at the mine. Management has focused on improving the safety compliance culture of the contractors through training and mentoring programmes. It is critical that all stakeholders operating at the Bokoni Mine work safely and adopt the principle of zero harm.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an investigation into the fatal injury of a community member from the Mosotsi village. Investigations into the incident are still under way. Operations at the western section of the Klipfontein opencast mine resumed on November 3, 2014, whilst operations at the eastern section, which is in close proximity to the Mosotsi Village, remain suspended.

Operational results

The Bokoni Mine increased quarterly tonnes milled by 10% to 479,378 tonnes, resulting in an increased production of 56,025 PGM ounces compared to 47,611 PGM ounces during the third quarter of 2013. This increase is attributable to an improved underground mining performance, better operating efficiencies, improved mining flexibility and improved grade control.

Primary development decreased by 22% quarter-on-quarter to 2,654 metres as planned, following a strategic decision to reduce development to a level sufficient to meet the Bokoni Mine’s short term stoping flexibility requirements. More emphasis is being placed on secondary development to improve face length available for mining.

Recoveries at the concentrator plant decreased by 2% to 89% and 0.6% to 86% for the Merensky and UG2 concentrate, respectively, as a result of an increase in throughput and processing of lower grade ore from the opencast operation.

During the quarter, the Bokoni Mine achieved better than budgeted production volumes from underground mining operations, with the result that a significant ore stockpile of approximately 100,000 tonnes of Merensky ore, comprising mostly opencast material, was generated ahead of the concentrator plant by quarter end. This ore stockpile will be processed during the fourth quarter of 2014.

The Brakfontein Merensky and Middelpunt Hill UG2 development shafts remain in their ramp-up phase as per the mine plan and are on target to achieve steady state production levels of 100,000 tpm and 60,000 tpm, respectively, by 2018. The mill gap between installed processing capacity (160,000 tpm) and current underground ore production (140,000 tpm) will continue to be filled by ore generated from the opencast operation, which will be managed on a flexible volume basis to produce sufficient material for this purpose.

Financial results

Revenue increased by 30% quarter-on-quarter to $70.4 million as a result of the following:

  10% increase in total tonnes milled to 479,378 compared to 436,785;

  18% increase in total 4E ounces produced to 56,025 compared to 47,611;

  14% increase in average realised 4E basket price per ounce of ZAR12,413 compared to ZAR10,876; and

  8% depreciation of the average South African Rand against the US dollar of ZAR10.77 compared to ZAR9.99.

Consolidated cash operating costs were 22% higher due to a 10% increase in total tonnes milled and an 18% increase in 4E PGM ounces produced. The cost increase is largely attributable to higher production volumes, annual wage increases of approximately 8% from July 2013, a 3% increase in stores costs due to higher square metres mined, offset by a 1% decrease in working cost development metres, a 38% increase in contractor charges as a result of increased production at the Klipfontein opencast mine, an 8% annual increase in Eskom power utility charges with effect from April 2014, and a 5% increase in sundries due to increased spare parts and maintenance costs.

Unit costs remained relatively flat as a result of increased production volumes with cost per 4E ounce increasing 1% to ZAR10,224 compared to ZAR10,140 in the third quarter of 2013.

Total capital expenditure for Q3 2014 was $8.0 million (compared to $12.5 million for Q3 2013), comprising 25% sustaining capital and 75% project expansion capital associated with the two key ramp-up shaft operations. As at September 30, 2014, capital commitments already contracted for by the Company for the balance of the 2014 financial year amounted to $13.5 million.

The Company continued to improve its cash generating ability, with operating activities generating cash of $9.7 million in the third quarter of 2014, compared to $7.4 million generated in the third quarter of 2013. As at September 30, 2014, Atlatsa had a cash balance of $13.8 million excluding restricted cash.

Earnings

The basic and diluted loss improved by 100% to 0.00 cent per share, compared to 0.03 cents per share in Q3 2013.

Issued share capital

As at September 30, 2014 Atlatsa had 554,288,473 issued and outstanding common shares.

Other matters

On November 10, 2014, Anglo American Platinum Limited (“Anglo Platinum”) agreed in principle to provide additional financial support to the Company up to a maximum of $41.8 million (ZAR422 million) to March 31, 2016 in the event of unforeseen circumstances not within the Company's control that may result in Bokoni Mine not meeting its planned cash forecasts, subject to certain terms and conditions being met, as described in greater detail in Section 1.11 "Liquidity" of the MD&A and under "Going Concern" in note 2 to the Consolidated Financial Statements. The parties are currently in discussions regarding the definitive terms associated with these financial arrangements, which will be more fully described once definitive agreements are completed.

Atlatsa continues to engage with Anglo Platinum and the DMR surrounding Anglo Platinum’s announcement on its potential exit from the Bokoni joint venture.

Outlook

Management believes the Bokoni Mine remains well positioned to achieve its 10% year-on-year targeted growth rate on PGM ounces produced for FY 2014 as mine management focuses on improving mining efficiencies, disciplined capital and cost management. The safety of all employees and contractors across all underground and opencast mining operations remains of paramount importance.

Queries:

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

JSE Sponsor:
Macquarie First South Capital (Pty) Ltd
Melanie de Nysschen
Office: +27 11 583 2000

Russell and Associates
Charmane Russell / Pam McLeod
Office: +27 11 880 3924
Email: Charmane@rair.co.za / pam@rair.co.za

Cautionary note regarding forward-looking information
This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to the anticipated benefits of the Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; the Company will be able to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” in the MD&A and under “Going Concern” in note 2 of the Consolidated Financial Statements; the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the realization of anticipated benefits of the Restructure Plan;

uncertainties related to the Company’s ability to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” in the MD&A and under “Going Concern” in note 2 of the Consolidated Financial Statements;

uncertainties related to implementation and realization of operational improvement and expansion plans, such as open cast mining and underground shaft development at Bokoni Mine;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.